                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                                  Adaptec, Inc.
                                  -------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    00651F108
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 25, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 36 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 2 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  16,380,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              16,380,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    16,380,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 3 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  16,380,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              16,380,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    16,380,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 4 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  16,380,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              16,380,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    16,380,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 5 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JACK L. HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 6 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN J. QUICKE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 7 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN MUTCH
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 8 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    HOWARD M. LEITNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 9 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ANTHONY BERGAMO
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 10 of 36 Pages
----------------------                                    ----------------------

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

      Item 2 is hereby amended and restated to read as follows:

Item 2.     IDENTITY AND BACKGROUND.

            (a) This  statement is filed by Steel  Partners II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability  company  ("Partners LLC"),  Warren G.  Lichtenstein,  Jack L.
Howard, John J. Quicke, John Mutch, Howard M. Leitner and Anthony Bergamo.  Each
of the foregoing is referred to as a "Reporting  Person" and collectively as the
"Reporting  Persons."  Each of the  Reporting  Persons is party to that  certain
Joint  Filing  and  Solicitation  Agreement  as  further  described  in  Item 6.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            Partners LLC is the general  partner of Steel  Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.

            (b)   The principal  business address of Steel Partners II, Partners
LLC and Mr.  Lichtenstein is 590 Madison Avenue,  32nd Floor, New York, New York
10022.

                  The principal business address of Messrs. Howard and Quicke is
c/o Steel Partners II L.P., 590 Madison Avenue,  32nd Floor,  New York, New York
10022.

                  The  principal  business  address  of  Mr.  Mutch  is  c/o  MV
Advisors, LLC, 420 Stevens Ave., Ste 270, Solana Beach, CA 92075.

                  The principal business address of Mr. Leitner is 78355 Griffin
Drive, Palm Desert, California 92211.

                  The principal  business  address of Mr. Bergamo is c/o MB Real
Estate, 335 Madison Avenue, 14th Floor, New York, New York 10017.

            (c)   The  principal  business of Steel  Partners II is investing in securities.  The  principal  business of  Partners  LLC is acting as the general partner of Steel Partners II. The principal  occupation of Mr.  Lichtenstein  is investing in the securities of small cap companies.

                  The  principal  occupation  of Mr.  Howard is  serving as Vice
Chairman of Steel Partners Ltd. ("SPL"),  a management and advisory company that provides management services to Steel Partners II and its affiliates.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 11 of 36 Pages
----------------------                                    ----------------------

                  The  principal  occupation  of Mr.  Quicke  is  serving  as an
Operating Partner of SPL.

                  The  principal  occupation of Mr. Mutch is serving as managing partner of MV Advisors LLC.

                  The principal occupation of Mr. Bergamo is serving as Managing
Director of the Milstein Hotel Group, a hotel operator.

                  Mr. Leitner is presently retired from active employment.

            (d)   No  Reporting  Person has,  during the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e)   No  Reporting  Person has,  during the last five  years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Messers.  Lichtenstein,  Howard,  Quicke,  Mutch,  Bergamo and
Leitner are citizens of the United States of America.

      Item 3 is hereby amended and restated to read as follows:

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate purchase price of the 16,380,000 Shares owned by Steel
Partners II is $57,103,675, including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership funds.

      Item 4 is hereby amended to add the following:

            On June 25, 2007 Steel  Partners II delivered a letter to the Issuer nominating  Jack L. Howard,  John J. Quicke,  John Mutch,  Howard M. Leitner and
Anthony  Bergamo  (collectively,  the  "Nominees"),  as set forth  therein,  for election to the Issuer's  Board of Directors at the Issuer's 2007 annual meeting of stockholders,  or any other meeting of stockholders held in lieu thereof, and any  adjournments,  postponements,  reschedulings or continuations  thereof (the
"Annual  Meeting").  A copy of the letter is attached hereto as Exhibit 4 and is incorporated herein by reference.

      Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 118,967,080  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's  annual report on Form
10-K for the fiscal  year ended  March 31,  2006 filed with the  Securities  and
Exchange Commission on June 6, 2007.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 12 of 36 Pages
----------------------                                    ----------------------

            As of the close of  business  on June 22,  2007,  Steel  Partners II beneficially owned 16,380,000 Shares,  constituting  approximately  13.8% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 16,380,000  Shares owned by Steel Partners
II,  constituting  approximately  13.8% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 16,380,000 Shares owned by Steel Partners II,  constituting approximately 13.8% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect to the  16,380,000  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

      Item 5(c) is hereby amended and restated to read as follows:

            (c)   Schedule A annexed hereto lists all transactions in the Shares since  the  filing  of  Amendment  No. 1 to the  Schedule  13D by the  Reporting
Persons. All of such transactions were effected in the open market.

      Item 6 is hereby amended to add the following:

            On June 25, 2007, the Reporting  Persons entered into a Joint Filing and Solicitation  Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the  securities  of the  Issuer,  (b) the  parties  agreed to solicit proxies or written  consents  for the  election  of the  Nominees,  or any other person(s)  nominated by Steel Partners II, to the Issuer's Board of Directors at
the Annual  Meeting (the  "Solicitation"),  and (c) Steel  Partners II agreed to bear all expenses incurred in connection with the Reporting Persons' activities, including  approved  expenses  incurred by any of the parties in connection with the Solicitation, subject to certain limitations. A copy of the Joint Filing and
Solicitation  Agreement  is  attached  hereto as  Exhibit 5 and is  incorporated herein by reference.

            Pursuant  to letter  agreements,  Steel  Partners  II has  agreed to indemnify each of Messrs.  Howard,  Quicke,  Mutch,  Leitner and Bergamo against claims arising from the  solicitation of proxies from the Issuer's  stockholders in  connection  with the  Annual  Meeting.  The form of  indemnification  letter agreement  is  attached  hereto  as  Exhibit  6 and is  incorporated  herein  by reference.

      Item 7 is hereby amended to add the following exhibits:

            4. Letter from Steel  Partners II, L.P. to Adaptec Inc.,  dated June
               25, 2007 nominating directors.

            5. Joint  Filing  and  Solicitation  Agreement  by and  among  Steel
               Partners   II,   L.P.,   Steel   Partners,   L.L.C.,   Warren  G.
               Lichtenstein,  Jack L. Howard, John J. Quicke, John Mutch, Howard
               M. Leitner and Anthony Bergamo, dated June 25, 2007.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 13 of 36 Pages
----------------------                                    ----------------------

            6. Form of Indemnification Letter Agreement.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 14 of 36 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2007         STEEL PARTNERS II, L.P.

                             By: Steel Partners, L.L.C.
                                 General Partner

                             By: /s/ Lauren Isenman
                                 ----------------------------------------
                                 Lauren Isenman
                                 as Attorney-In-Fact for Warren G. Lichtenstein,
                                 Managing Member

                             STEEL PARTNERS, L.L.C.

                             By: /s/ Lauren Isenman
                                 -----------------------------------------------
                                 Lauren Isenman
                                 as Attorney-In-Fact for Warren G. Lichtenstein,
                                 Managing Member

                             /s/ Lauren Isenman
                             ---------------------------------------------------
                             LAUREN ISENMAN
                             As Attorney-In-Fact for Warren G.
                             Lichtenstein

                             /s/ Jack L. Howard
                             -----------------------------------
                             JACK L. HOWARD

                             /s/ John J. Quicke
                             -----------------------------------
                             JOHN J. QUICKE

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 15 of 36 Pages
----------------------                                    ----------------------

                             /s/ John Mutch
                             -----------------------------------
                             JOHN MUTCH

                             /s/ Howard M. Leitner
                             -----------------------------------
                             HOWARD M. LEITNER

                             /s/ Anthony Bergamo
                             -----------------------------------
                             ANTHONY BERGAMO

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 16 of 36 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

TRANSACTIONS I7N THE SHARES SINCE THE FILING OF AMENDMENT NO. 1 TO THE SCHEDULE 13D

  Shares of Common Stock           Price Per                  Date of
         Purchased                  Share($)                 Purchase
         ---------                  --------                 --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

          462,489                    4.0588                  05/31/07
          164,104                    4.0700                  06/01/07
          372,355                    4.0730                  06/04/07

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                                 JACK L. HOWARD
                                 --------------
                                      None

                                 JOHN J. QUICKE
                                 --------------
                                      None

                                   JOHN MUTCH
                                   ----------
                                      None

                                HOWARD M. LEITNER
                                -----------------
                                      None

                                 ANTHONY BERGAMO
                                 ---------------
                                      None

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 17 of 36 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                            Page
      -------                                                            ----

1.    Joint  Filing  Agreement  by and among Steel  Partners  II,         --
      L.P., Steel Partners,  L.L.C.  and Warren G.  Lichtenstein,
      dated March 9, 2007 (previously filed).

2.    Powers of Attorney (previously filed).                              --

3.    Press  Release,  including  text  of  letter  to  Board  of         --
      Directors of Adaptec,  Inc., dated May 30, 2007 (previously filed).

4.    Letter from Steel Partners II, L.P. to Adaptec, Inc., dated      18 to 31
      June 25,2007, nominating directors.

5.    Joint Filing and Solicitation  Agreement by and among Steel      32 to 34
      Partners  II,  L.P.,  Steel  Partners,  L.L.C.,  Warren  G.
      Lichtenstein,  Jack L. Howard,  John J. Quicke, John Mutch,
      Howard M. Leitner and Anthony Bergamo, dated June 25, 2007.

6.    Form of Indemnification Letter Agreement.                        35 to 36

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 18 of 36 Pages
----------------------                                    ----------------------

                             STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                                   June 25, 2007

VIA FACSIMILE AND FEDERAL EXPRESS

Adaptec, Inc.
691 S. Milpitas Blvd.
Milpitas, California 95035
Attention: Corporate Secretary

      Re:   NOTICE  OF  INTENTION  TO  NOMINATE   INDIVIDUALS  FOR  ELECTION  AS
            DIRECTORS AT THE 2007 ANNUAL MEETING OF STOCKHOLDERS OF ADAPTEC INC.

Dear Sir:

      This letter  shall serve to satisfy the  advance  notice  requirements  of
Article I,  Section 1.12 of the Amended and  Restated  Bylaws (the  "Bylaws") of
Adaptec,  Inc.  ("Adaptec")  as to the  nomination by Steel Partners II, L.P., a
Delaware  limited  partnership  ("Steel  Partners II"), of five (5) nominees for election to the Board of Directors of Adaptec (the "Adaptec  Board") at the 2007
annual meeting of stockholders of Adaptec,  or any other meeting of stockholders held in lieu thereof,  and any  adjournments,  postponements,  reschedulings  or continuations thereof (the "Annual Meeting").

      This letter and the Exhibits attached hereto are collectively  referred to as the "Notice." Steel Partners II is the beneficial owner of 16,380,000  shares of common  stock,  $.001 par value per share (the "Common  Stock"),  of Adaptec,
1,000  shares of which are held of record by Steel  Partners  II.  Through  this
Notice,  Steel  Partners II hereby  nominates  and notifies you of its intent to nominate  Jack L.  Howard,  John J.  Quicke,  John Mutch,  Howard M. Leitner and
Anthony Bergamo as nominees (the  "Nominees") to be elected to the Adaptec Board at the Annual  Meeting.  Steel  Partners II believes that the terms of the eight
(8)  directors  currently  serving  on the  Adaptec  Board  expire at the Annual
Meeting. To the extent there are in excess of eight (8) vacancies on the Adaptec
Board to be filled by election at the Annual  Meeting or Adaptec  increases  the size of the Adaptec Board above its existing  size,  Steel  Partners II reserves the right to nominate  additional nominees to be elected to the Adaptec Board at the Annual  Meeting.  Additional  nominations  made  pursuant  to the  preceding sentence are without  prejudice  to the  position of Steel  Partners II that any attempt to increase  the size of the current  Adaptec  Board or to classify  the
Adaptec  Board  constitutes  an unlawful  manipulation  of  Adaptec's  corporate machinery. If this Notice shall be deemed for any reason by a court of competent jurisdiction  to be  ineffective  with respect to the  nomination  of any of the
Nominees at the Annual Meeting,  or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement  Nominee(s) selected by Steel
Partners II.

      The information  concerning Steel Partners II and the Nominees required by
Article I, Section 1.12 of the Bylaws is set forth below:

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 19 of 36 Pages
----------------------                                    ----------------------

(i)         Name and  address  of the  stockholder  giving the  notice,  as they appear on Adaptec's books:

            Name                        Address
            ----                        -------

            STEEL PARTNERS II LP        590 Madison Avenue
                                        New York, New York 10022

(ii)        CLASS AND NUMBER OF SHARES OF ADAPTEC WHICH ARE  BENEFICIALLY  OWNED
            AND HELD OF RECORD BY THE STOCKHOLDER GIVING THE NOTICE:

                   Name               Class            Number and Type of
                   ----               -----               Ownership
                                                          ---------

            Steel Partners     Common Stock, $.001 Steel   Partners  II,  L.P.
            II, L.P.           par value per       beneficially           owns
                               share               16,380,000     shares    of
                                                   Common Stock.
            Steel Partners     Common Stock, $.001 Steel  Partners II, L.P. is
            II, L.P.           par value per       the  holder  of  record  of
                               share               1,000   shares   of  Common
                                                   Stock.

(iii)       ALL INFORMATION RELATING TO EACH OF THE NOMINEES THAT IS REQUIRED TO
            BE DISCLOSED IN  SOLICITATIONS OF PROXIES FOR ELECTION OF DIRECTORS,
            OR IS OTHERWISE  REQUIRED,  IN EACH CASE PURSUANT TO REGULATION  14A
            UNDER THE  SECURITIES  EXCHANGE ACT OF 1934,  AS AMENDED,  INCLUDING
            SUCH NOMINEE'S WRITTEN CONSENT TO BEING NAMED IN THE PROXY STATEMENT
            AS A NOMINEE AND TO SERVING AS A DIRECTOR IF ELECTED:

            JACK L.  HOWARD  (AGE  45) has  served  as Vice  Chairman  of  Steel
            Partners,  Ltd.  ("SPL"),  a management  and  advisory  company that
            provides   management   services  to  Steel   Partners  II  and  its
            affiliates,  since December 2003. He has been a registered principal of Mutual Securities, Inc., a registered broker-dealer,  since 1989.
            He has served as a director of WHX  Corporation  ("WHX"),  a holding company,  since July 2005.  Mr. Howard has served as Chairman of the
            Board of WebFinancial Corporation  ("WebFinancial"),  a consumer and commercial  lender,  since June 2005, as a director of  WebFinancial since 1996, and as its Vice President  since 1997.  From 1997 to May
            2000,  he also served as Secretary,  Treasurer  and Chief  Financial
            Officer  of   WebFinancial.   He  has  been  a  director  of  CoSine
            Communications,   Inc.,   a  global   telecommunications   equipment
            supplier,  since July 2005.  He has been a director of BNS  Holding,
            Inc.,   a  holding   company  that  owns  the  majority  of  Collins
            Industries,  Inc., a  manufacturer  of school buses,  ambulances and terminal  trucks,  since June 2004. Mr. Howard presently serves as a director  of  NOVT  Corporation  ("NOVT"),  a  former  developer  of advanced medical  treatments for coronary and vascular disease.  The business  address of Mr. Howard is c/o Steel  Partners II, L.P., 590
            Madison  Avenue,  32nd Floor,  New York, New York 10022.  Mr. Howard

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 20 of 36 Pages
----------------------                                    ----------------------

            does not beneficially  own, and has not purchased or sold during the past two years, any securities of Adaptec.

            JOHN J.  QUICKE (AGE 57) has served as an  Operating  Partner of SPL since September 2005. Mr. Quicke has served as Chairman of the Board of NOVT since April 2006 and served as President and Chief Executive
            Officer of NOVT from April 2006 to November 2006. He has served as a director of WHX since July 2005, as a Vice  President  since October
            2005 and as  President  and Chief  Executive  Officer of its Bairnco
            Corporation subsidiary since April 2007. Mr. Quicke currently serves as a  director  of  Angelica  Corporation,  a  leading  provider  of healthcare  linen  management  services.  He served  as a  director,
            President  and  Chief   Operating   Officer  of  Sequa   Corporation
            ("Sequa"),  a  diversified  industrial  company,  from 1993 to March
            2004,  and Vice Chairman and  Executive  Officer of Sequa from March
            2004 to March 2005. As Vice Chairman and Executive Officer of Sequa,
            Mr.  Quicke  was  responsible  for the  Automotive,  Metal  Coating,
            Specialty   Chemicals,   Industrial   Machinery  and  Other  Product
            operating  segments of the company.  From March 2005 to August 2005,
            Mr. Quicke  occasionally served as a consultant to Steel Partners II and explored other business  opportunities.  The business address of
            Mr. Quicke is c/o Steel Partners II, L.P., 590 Madison Avenue,  32nd
            Floor,  New York, New York 10022.  Mr. Quicke does not  beneficially own, and has not  purchased  or sold during the past two years,  any securities of Adaptec.

            JOHN MUTCH  (AGE 50) is the  founder  and a  managing  partner of MV
            Advisors,  LLC. In March 2003,  Mr. Mutch was appointed to the Board of Directors of Peregrine Systems  (NASD:PRGN.PK)  ("Peregrine"),  a
            global  enterprise  software  provider,  to assist Peregrine and its management  in  development  of  a  plan  of  reorganization,  which ultimately led to Peregrine's emergence from bankruptcy. From August
            2003 to December  2005,  Mr.  Mutch  served as  President  and Chief
            Executive  Officer of Peregrine,  during which time he  restructured and stabilized its business operations and led Peregrine through its acquisition  by  Hewlett-Packard.  From December 1999 through August
            2002,  Mr. Mutch was the chief  executive  officer of HNC  Software,
            Inc. (NASD:HNCS) ("HNC"), an enterprise analytics software provider.
            He also  served as  president  of HNC from May 2001  through  August
            2002.  Mr. Mutch joined HNC in 1997, and from 1997 to 1999 served in various other senior executive positions,  including vice president, marketing  and president of HNC Insurance  Solutions.  In 1994,  Mr.
            Mutch founded  MVenture  Holdings,  Inc., a private equity fund that invests in public and private  technology  companies,  which  became
            Mventure  Holdings LLC in 2002. From December 1986 to June 1994, Mr.
            Mutch held a variety of executive sales and marketing positions with
            Microsoft Corporation, including director of organization marketing.
            Mr.  Mutch is currently a director of Phoenix  Technologies  Ltd., a manufacturer and provider of core systems software  applications and platforms.  Mr.  Mutch  served  on the  Board of  Directors  of Brio
            Software (NASD:BRIO), a developer of software products, from 2002 to
            2003.  Mr. Mutch holds a B.S. from Cornell  University and an M.B.A.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 21 of 36 Pages
----------------------                                    ----------------------

            from the University of Chicago.  The principal  business  address of
            Mr. Mutch is c/o MV Advisors,  LLC, 420 Stevens  Avenue,  Suite 270,
            Solana Beach, CA 92075. Mr. Mutch does not beneficially own, and has not purchased or sold during the past two years,  any  securities of
            Adaptec.

            HOWARD M. LEITNER (AGE 66) served as Senior Vice President,  Finance of Sequa from November  1999 to January 2006.  From 1980 to 1999, he served in various capacities including President and Chief Financial
            Officer of Chock  Full O' Nuts  Corporation,  a marketer  of coffee.
            From 1977 to 1980,  Mr.  Leitner was a Senior Audit Manager with the accounting  firm of Ernst &  Young.  From  1963 to  1977,  he was an accountant  with SD  Leidesdorf & Co., an  accounting  firm that was acquired by Ernst & Young.  Mr.  Leitner is  presently  retired from active  employment.  His principal  address is 78335 Griffin  Drive,
            Palm Desert,  California  92211.  Mr. Leitner does not  beneficially own, and has not  purchased  or sold during the past two years,  any securities of Adaptec.

            ANTHONY  BERGAMO (AGE 60) has served in a variety of capacities with
            Milstein  Hotel  Group,  a hotel  operator,  since April 1996,  most recently  as  Managing  Director.  He has also  served  as the Chief
            Executive  Officer  of Niagara  Falls  Redevelopment,  Ltd.,  a real estate development  company,  since August 1998. He has held various positions with MB Real Estate, a property  management  company based in New York  City and  Chicago,  since  April  1996,  including  the position of Vice Chairman  since May 2003.  Mr.  Bergamo served as a director  from  2002 to 2006 for of Lone Star  Steakhouse  & Saloon,
            Inc., an owner and operator of  restaurants,  where he served as the
            Chair of the  Audit  Committee.  He has also been a  director  since
            1995,  a Trustee  since 1986 and  currently is Chairman of the Audit
            Committee,  and a member of the Executive and Nominating  Committees of Dime  Community  Bancorp.  Mr.  Bergamo is also the  Founder  and
            Chairman of the Federal Law  Enforcement  Foundation,  a  foundation that  provides  economic  assistance  to both  federal and local law
            enforcement   officers   suffering  from  serious   illness  and  to
            communities recovering from natural disasters, and has served as its
            Chairman since 1988.  The business  address of Mr. Bergamo is c/o MB
            Real Estate,  335 Madison  Avenue,  14th Floor,  New York,  New York
            10017. Mr. Bergamo does not beneficially  own, and has not purchased or sold during the past two years, any securities of Adaptec.

            On June 25, 2007, Steel Partners II, Steel Partners,  L.L.C., Warren
            G. Lichtenstein,  Jack L. Howard, John J. Quicke, John Mutch, Howard
            M. Leitner and Anthony Bergamo  (collectively,  the "Group") entered into a Joint Filing and Solicitation Agreement in which, among other things, (i) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of Adaptec,  (ii) the parties agreed to solicit written  consents or proxies to elect the Nominees or any other person  designated by the
            Group as directors of Adaptec and to take all other action necessary or advisable to achieve the foregoing (the "Solicitation") and (iii)
            Steel Partners II agreed to bear all expenses incurred in connection with the Group's activities,

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 22 of 36 Pages
----------------------                                    ----------------------

            including  approved  expenses  incurred  by any of  the  parties  in connection with the Solicitation, subject to certain limitations.

            Steel  Partners  II  has  executed  or  intends  to  execute  letter agreements  pursuant to which Steel  Partners II agrees to indemnify the Nominees  against claims arising from the  Solicitation  and any related transactions.

            Each of the Nominees  has  consented to be named as a nominee in any proxy  statement  filed by Steel Partners II in connection  with the solicitation  of proxies  for the  election  of the  Nominees to the
            Adaptec Board and to serve as a director of Adaptec,  if so elected.
            Such consents are attached hereto as EXHIBIT B.

            Except as set forth in this Notice  (including the Exhibits attached hereto), (i) during the past 10 years, no Nominee has been convicted in a criminal  proceeding  (excluding  traffic violations or similar misdemeanors);  (ii) no Nominee directly or indirectly  beneficially owns any securities of Adaptec; (iii) no Nominee owns any securities of Adaptec which are owned of record but not  beneficially;  (iv) no
            Nominee has purchased or sold any  securities of Adaptec  during the past two years; (v) no part of the purchase price or market value of the  securities  of Adaptec owned by any Nominee is  represented  by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Nominee is, or within the past year was, a party to any contract,  arrangements or  understandings  with any person with respect to any securities of Adaptec, including, but not limited to, joint ventures, loan or option arrangements, puts or calls,  guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Nominee owns beneficially,  directly or indirectly, any  securities  of Adaptec;  (viii) no Nominee  owns  beneficially, directly or  indirectly,  any securities of any parent or subsidiary of Adaptec;  (ix) no Nominee or any of his associates was a party to any  transaction,  or  series  of  similar  transactions,  since the beginning  of  Adaptec's  last  fiscal  year,  or is a party  to any currently proposed  transaction,  or series of similar transactions, to which Adaptec or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; and (x) no Nominee or any of his associates has any arrangement or understanding  with any person  with  respect  to any  future  employment  by Adaptec or its affiliates,  or with  respect  to any future  transactions  to which
            Adaptec or any of its affiliates will or may be a party.

            Other  than  as  stated  herein,   there  are  no   arrangements  or
            understandings  between  Steel  Partners II and each  Nominee or any other person or persons pursuant to which the nominations  described herein  are to be  made.  Reference  is  made  to the  Schedule  13D relating to the securities of Adaptec,  as amended,  filed and to be filed with the Securities and Exchange  Commission by Steel Partners
            II and  certain  members  of the  Group,  as the  case  may be,  for additional  information  regarding Steel Partners II and the members of the Group.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 23 of 36 Pages
----------------------                                    ----------------------

            A representative of Steel Partners II intends to appear in person at the Annual Meeting to nominate the persons  specified in this Notice for election to the Adaptec Board.

      Please address any  correspondence to Steel Partners II, L.P.,  Attention:
Warren Lichtenstein,  telephone (212) 520-2300, facsimile (212) 520-2301 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue
Tower, 65 East 55th Street, New York, New York 10022, Attention: Steven Wolosky,
Esq.,  telephone (212) 451-2333,  facsimile (212) 451-2222).  The giving of this
Notice  is not an  admission  that any  procedures  for  notice  concerning  the nomination  of directors to the Adaptec Board are legal,  valid or binding,  and
Steel Partners II reserves the right to challenge their validity.

                                        Very truly yours,

                                         STEEL PARTNERS II, L.P.

                                         By:  Steel Partners, L.L.C.,
                                              General Partner

                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                         Name:  Warren G. Lichtenstein
                                         Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 24 of 36 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                      TRANSACTIONS IN SECURITIES OF ADAPTEC
                            DURING THE PAST TWO YEARS

        Class              Quantity           Price Per           Date of
     of Security           Purchased          Share ($)           Purchase
     -----------           ---------          ---------           --------

                             Steel Partners II, L.P.
--------------------------------------------------------------------------------
    Common Stock            450,900            3.6292             02/09/07
    Common Stock            132,308            3.6532             02/12/07
    Common Stock            627,460            3.6872             02/13/07
    Common Stock            428,000            3.6849             02/14/07
    Common Stock            200,000            3.6788             02/14/07
    Common Stock            660,700            3.6825             02/15/07
    Common Stock            108,300            3.6641             02/16/07
    Common Stock            700,743            3.6828             02/20/07
    Common Stock             17,500            3.6700             02/20/07
    Common Stock            812,080            3.6989             02/21/07
    Common Stock            143,000            3.7200             02/22/07
    Common Stock            259,574            3.7711             02/26/07
    Common Stock            821,338            3.7065             02/27/07
    Common Stock            760,121            3.6580             02/28/07
    Common Stock          3,527,762            3.6393             03/01/07
    Common Stock          1,600,000            3.6281             03/02/07
    Common Stock            122,400            3.4700             03/05/07
    Common Stock             47,700            3.5472             03/06/07
    Common Stock            385,800            3.6316             03/07/07
    Common Stock            554,501            3.6918             03/08/07
    Common Stock            357,400            3.6977             03/09/07
    Common Stock            574,928            3.7110             05/22/07
    Common Stock            317,876            3.7912             05/23/07
    Common Stock             55,528            3.7500             05/24/07
    Common Stock            974,148            3.8198             05/25/07
    Common Stock            366,130            3.8776             05/29/07

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 25 of 36 Pages
----------------------                                    ----------------------

        Class              Quantity           Price Per           Date of
     of Security           Purchased          Share ($)           Purchase
     -----------           ---------          ---------           --------
    Common Stock            374,855            4.0306             05/30/07
    Common Stock            462,489            4.0588             05/31/07
    Common Stock            164,104            4.0700             06/01/07
    Common Stock            372,355            4.0730             06/04/07

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 26 of 36 Pages
----------------------                                    ----------------------

                                    EXHIBIT B

                                NOMINEE CONSENTS

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 27 of 36 Pages
----------------------                                    ----------------------

                                 JACK L. HOWARD
                           c/o Steel Partners II, L.P.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022

                                                                   June 25, 2007

Adaptec, Inc.
691 S. Milpitas Blvd.
Milpitas, California 95035
Attention: Corporate Secretary

Dear Sir:

      You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice provided by Steel Partners II, L.P.  ("Steel") of its intention to nominate the undersigned as a director of Adaptec, Inc. ("Adaptec")
at the 2007 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof,  and any  adjournments,  postponements,  reschedulings  or continuations  thereof (the "Annual Meeting"),  (ii) being named as a nominee in any  proxy  statement  filed by Steel in  connection  with the  solicitation  of proxies  or written  consents  for  election  of the  undersigned  at the Annual
Meeting,  and (iii)  serving as a  director  of Adaptec if elected at the Annual
Meeting.

                                    Very truly yours,

                                    /s/ Jack L. Howard

                                    Jack L. Howard

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 28 of 36 Pages
----------------------                                    ----------------------

                                 JOHN J. QUICKE
                           c/o Steel Partners II, L.P.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022

                                                                   June 25, 2007

Adaptec, Inc.
691 S. Milpitas Blvd.
Milpitas, California 95035
Attention: Corporate Secretary

Dear Sir:

      You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice provided by Steel Partners II, L.P.  ("Steel") of its intention to nominate the undersigned as a director of Adaptec, Inc. ("Adaptec")
at the 2007 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof,  and any  adjournments,  postponements,  reschedulings  or continuations  thereof (the "Annual Meeting"),  (ii) being named as a nominee in any  proxy  statement  filed by Steel in  connection  with the  solicitation  of proxies  or written  consents  for  election  of the  undersigned  at the Annual
Meeting,  and (iii)  serving as a  director  of Adaptec if elected at the Annual
Meeting.

                                    Very truly yours,

                                    /s/ John J. Quicke

                                    John J. Quicke

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 29 of 36 Pages
----------------------                                    ----------------------

                                   JOHN MUTCH
                              c/o MV Advisors, LLC
                            420 Stevens Ave., Ste 270
                             Solana Beach, CA 92075

                                                                   June 25, 2007

Adaptec, Inc.
691 S. Milpitas Blvd.
Milpitas, California 95035
Attention: Corporate Secretary

Dear Sir:

      You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice provided by Steel Partners II, L.P.  ("Steel") of its intention to nominate the undersigned as a director of Adaptec, Inc. ("Adaptec")
at the 2007 annual meeting of stockholders, or any other meeting of shareholders held in lieu thereof,  and any  adjournments,  postponements,  reschedulings  or continuations  thereof (the "Annual Meeting"),  (ii) being named as a nominee in any  proxy  statement  filed by Steel in  connection  with the  solicitation  of proxies  or written  consents  for  election  of the  undersigned  at the Annual
Meeting,  and (iii)  serving as a  director  of Adaptec if elected at the Annual
Meeting.

                                    Very truly yours,

                                    /s/ John Mutch

                                    John Mutch

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 30 of 36 Pages
----------------------                                    ----------------------

                                HOWARD M. LEITNER
                               316 Cliffside Drive
                              Torrington, CT 06790

                                                                   June 25, 2007

Adaptec, Inc.
691 S. Milpitas Blvd.
Milpitas, California 95035
Attention: Corporate Secretary

Dear Sir:

      You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice provided by Steel Partners II, L.P.  ("Steel") of its intention to nominate the undersigned as a director of Adaptec, Inc. ("Adaptec")
at the 2007 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof,  and any  adjournments,  postponements,  reschedulings  or continuations  thereof (the "Annual Meeting"),  (ii) being named as a nominee in any  proxy  statement  filed by Steel in  connection  with the  solicitation  of proxies  or written  consents  for  election  of the  undersigned  at the Annual
Meeting,  and (iii)  serving as a  director  of Adaptec if elected at the Annual
Meeting.

                                    Very truly yours,

                                    /s/ Howard M. Leitner

                                    Howard M. Leitner

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 31 of 36 Pages
----------------------                                    ----------------------

                                 ANTHONY BERGAMO
                               c/o MB Real Estate
                         335 Madison Avenue, 14th Floor
                            New York, New York 10017

                                                                   June 25, 2007

Adaptec, Inc.
691 S. Milpitas Blvd.
Milpitas, California 95035
Attention: Corporate Secretary

Dear Sir:

      You are hereby notified that the  undersigned  consents to (i) being named as a nominee in the notice provided by Steel Partners II, L.P.  ("Steel") of its intention to nominate the undersigned as a director of Adaptec, Inc. ("Adaptec")
at the 2007 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof,  and any  adjournments,  postponements,  reschedulings  or continuations  thereof (the "Annual Meeting"),  (ii) being named as a nominee in any  proxy  statement  filed by Steel in  connection  with the  solicitation  of proxies  or written  consents  for  election  of the  undersigned  at the Annual
Meeting,  and (iii)  serving as a  director  of Adaptec if elected at the Annual
Meeting.

                                    Very truly yours,

                                    /s/ Anthony Bergamo

                                    Anthony Bergamo

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 32 of 36 Pages
----------------------                                    ----------------------

                   JOINT FILING AND SOLICITATION AGREEMENT

      WHEREAS,   certain  of  the  undersigned  are   stockholders,   direct  or
beneficial, of Adaptec, Inc. a Delaware corporation ("Adaptec");

      WHEREAS,   Steel  Partners  II,  L.P.,  a  Delaware  limited   partnership
("Steel"),  Steel Partners, L.L.C., a Delaware limited liability company, Warren
G. Lichtenstein,  Jack L. Howard,  John J. Quicke, John Mutch, Howard M. Leitner
and Anthony  Bergamo wish to form a group for the purpose of soliciting  written consents or proxies to elect Jack L. Howard,  John J. Quicke, John Mutch, Howard
M.  Leitner  and  Anthony  Bergamo,  or  any  other  person  designated  by  the undersigned,  as directors  of Adaptec and taking all other action  necessary or advisable to achieve the foregoing.

      NOW, IT IS AGREED, this 25th day of June 2007 by the parties hereto:

            1. In accordance  with Rule  13d-1(k)(1)(iii)  under the  Securities
Exchange Act of 1934, as amended,  each of the  undersigned  (collectively,  the
"Group")  agrees to the joint filing on behalf of each of them of  statements on
Schedule 13D with respect to the securities of Adaptec. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein,  and is not  responsible  for  the  accuracy  and  completeness  of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

            2. So long as this agreement is in effect,  each of the  undersigned shall provide written notice to Olshan  Grundman Frome  Rosenzweig & Wolosky LLP
("Olshan") of (i) any of their  purchases or sales of securities of Adaptec;  or
(ii) any  securities of Adaptec over which they acquire or dispose of beneficial ownership.  Notice  shall  be  given no later  than 24  hours  after  each  such transaction.

            3. Each of the  undersigned  agrees to solicit  written  consents or proxies to elect Jack L. Howard,  John J. Quicke,  John Mutch, Howard M. Leitner
and Anthony Bergamo or any other person  designated by the Group as directors of
Adaptec  and to take all other  action  necessary  or  advisable  to achieve the foregoing (the "Solicitation").

            4. Steel agrees to bear all expenses incurred in connection with the
Group's  activities,  including  expenses  incurred by any of the parties in the
Solicitation.  Notwithstanding  the  foregoing,  Steel  shall not be required to reimburse any party for (i)  out-of-pocket  expenses  incurred by a party in the aggregate in excess of $250 without  Steel's  prior written  approval;  (ii) the value of the time of any party;  (iii) legal fees incurred without Steel's prior written approval; or (iv) the costs of any counsel, other than Olshan,  employed in connection  with any pending or threatened  litigation  without Steel's prior written approval.

            5. The  relationship  of the  parties  hereto  shall be  limited  to carrying  on the  business  of the  Group in  accordance  with the terms of this
Agreement.  Such  relationship  shall be construed and deemed to be for the sole and limited  purpose of carrying on such business as described  herein.  Nothing herein  shall be  construed  to  authorize  any party to act as an agent for any other party,  or to create a joint venture or  partnership,  or to constitute an indemnification.  Nothing herein shall restrict any party's right to purchase or sell  securities  of  Adaptec,  as he/it  deems  appropriate,  in  his/its  sole discretion,  provided  that  all such  sales  are  made in  compliance  with all applicable securities laws.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 33 of 36 Pages
----------------------                                    ----------------------

            6. This  Agreement  may be executed in  counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall constitute one  and  the  same  instrument,  which  may be  sufficiently  evidenced  by one counterpart.

            7. In the event of any dispute arising out of the provisions of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

            8. Any  party  hereto  may  terminate  his  obligations  under  this
Agreement at any time on 24 hours' written  notice to all other parties,  with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

            9. Each party acknowledges that Olshan shall act as counsel for both the Group and Steel.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 34 of 36 Pages
----------------------                                    ----------------------

      IN WITNESS  WHEREOF,  the parties  hereto have caused this Agreement to be executed as of the day and year first above written.

                                    STEEL PARTNERS II, L.P.

                                    By:   Steel Partners, L.L.C.
                                          General Partner

                                    By: /s/ Warren G. Lichtenstein
                                        ------------------------------
                                        Name:  Warren G. Lichtenstein
                                        Title: Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Warren G. Lichtenstein
                                        ------------------------------
                                        Name:  Warren G. Lichtenstein
                                        Title: Managing Member

                                    /s/ Warren G. Lichtenstein
                                    ----------------------------------
                                    WARREN G. LICHTENSTEIN

                                    /s/ Jack L. Howard
                                    ----------------------------------
                                    JACK L. HOWARD

                                    /s/ John J. Quicke
                                    ----------------------------------
                                    JOHN J. QUICKE

                                    /s/ John Mutch
                                    ----------------------------------
                                    JOHN MUTCH

                                    /s/ Howard M. Leitner
                                    ----------------------------------
                                    HOWARD M. LEITNER

                                    /s/ Anthony Bergamo
                                    ----------------------------------
                                    ANTHONY BERGAMO

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 35 of 36 Pages
----------------------                                    ----------------------

                             STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                  June __, 2007

______________________

______________________

______________________

                        Re:   Adaptec, Inc.

Dear ________:

      Thank you for  agreeing to serve as a nominee for election to the Board of
Directors of Adaptec, Inc. ("Adaptec") in connection with the proxy solicitation that Steel  Partners  II, L.P.  ("Steel")  and its  affiliates  are  considering undertaking to nominate and elect  directors at Adaptec's 2007 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements,  reschedulings or continuations thereof (the "Steel
Solicitation").  Your  outstanding  qualifications,  we  believe,  will  prove a valuable  asset to Adaptec  and all of its  stockholders.  This  letter will set forth the terms of our agreement.

      Steel agrees to indemnify and hold you harmless against any and all claims of any nature,  whenever  brought,  arising from the Steel  Solicitation and any related transactions,  irrespective of the outcome; PROVIDED,  however, that you will not be  entitled  to  indemnification  for  claims  arising  from  your own criminal actions, fraud, bad faith or willful misconduct; PROVIDED further, that this  indemnification  agreement and all of Steel's obligations  hereunder shall terminate upon your becoming a director of Adaptec.  This  indemnification  will include any and all (each,  a "Loss")  losses,  liabilities,  damages,  demands, claims, suits, actions, judgments, or causes of action,  assessments,  costs and
expenses,  including,  without  limitation,   interest,  penalties,   reasonable
attorneys'  fees,  and any and all  reasonable  costs and  expenses  incurred in investigating,  preparing  or  defending  against any  litigation,  commenced or threatened,  any civil,  criminal,  administrative or arbitration action, or any claim  whatsoever,  and any and all amounts paid in  settlement  of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you,  directly  or  indirectly,  as a  result  of  or  arising  from  the  Steel
Solicitation and any related transactions.

      In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Steel written notice of such claim or Loss.
Upon  receipt of such  written  notice,  Steel will  provide you with counsel to represent you. Such counsel shall be reasonably  acceptable to you. In addition, you will be reimbursed  promptly for all Losses  suffered by you and as incurred as provided  herein.  Steel may not enter into any  settlement  of loss or claim without your consent unless such  settlement  includes a release of you from any and all liability in respect of such claim.

----------------------                                    ----------------------
CUSIP No. 00651F108                   13D                    Page 36 of 36 Pages
----------------------                                    ----------------------

Page -2-

      If you agree to the  foregoing  terms,  please sign below to indicate your acceptance.

                                    Very truly yours,

                                    STEEL PARTNERS II, L.P.

                                    By:   Steel Partners, L.L.C.
                                          General Partner

                                    By:   /s/ Warren G. Lichtenstein
                                        ------------------------------------
                                          Warren G. Lichtenstein
                                          Managing Member

ACCEPTED AND AGREED:

---------------------------